Exhibit 99.2

A2Z Smart Technologies Partners With Lenovo Group

Tel Aviv, Israel / ACCESSWIRE / January 20, 2023 — A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ) (“A2Z” or the “Company”), today announced that its subsidiary Cust2mate Ltd (“Cust2Mate”), has partnered with Lenovo Group Limited.

Under the joint venture, the Company will use Lenovo solutions in its revolutionary Cust2mate Smart Cart solution and Lenovo will actively sell and promote the solution through its extensive worldwide channels.

Bundled with global, on-site support, Cust2mate can roll out its smart cart platform to supermarkets around the world, with future service needs covered by Lenovo’s global support.

Hila Kraus, Head of Sales stated, “The Cust2Mate platform with embedded Lenovo OEM solution is designed to serve shoppers from the moment they enter the store until they leave—without any friction, lines, or delays.”

She continued: “Equally important is vendor support and services. Lenovo’s global scale and reach was a key deciding factor, as we look to expand into new markets worldwide. We have a great relationship with the local team in Israel, who have offered valuable advice and technical support throughout the cart design process.”

For more details on the joint venture please visit the Lenovo website at the following link:

https://www.lenovo.com/us/en/resources/streams/customer-stories/?storypopup=Cust2Mate

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

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